SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

September 30, 2009

VIA EDGAR

Re:                               AGA Medical Holdings, Inc. – Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso

Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 28, 2009 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008, Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008, Amendment No. 5 to Registration Statement on Form S-1 filed on June 5, 2009, Amendment No. 6 to Registration Statement on Form S-1 filed on July 20, 2009, Amendment No. 7 to Registration Statement on Form S-1 filed on August 31, 2009 and Amendment No. 8 to Registration Statement on Form S-1 filed on September 22, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 9 to the Registration Statement (“Amendment No. 9”), which reflects these revisions and generally updates other information, including price range and reverse stock split.

In response to prior comments from the Staff, in particular comments Nos. 30, 76 and 77 of the comment letter received from the Staff on July 17, 2008, the Company respectfully submits to the Staff that, after giving effect to the 7.15 for 1.00 reverse stock split of its shares of common stock that will occur immediately prior to the completion of the Company’s initial public offering, the estimated fair value of the Company’s common stock of $2.75 that has been used for purposes of determining the exercise price of stock options granted by the Company since October 23, 2007 will be $19.66. The midpoint of the initial public offering price range reflected in Amendment No. 9 is $20.00.  The Company believes that the immaterial difference in terms of fair value between the two amounts supports the disclosure included by the Company on pages 61 and 62 of Amendment No. 9, as well as in prior response letters from the Company to the Staff, including the response to the Staff comments Nos. 30 and 77 included in the Company’s response letter dated August 8, 2008, the response to the Staff comment No. 12 included in the Company’s response letter dated September 10, 2008, the response to the Staff comment No. 2 included in the Company’s response letter dated October 10, 2008 and the response to the Staff comment No. 6 included in the Company’s response letter dated July 17, 2009.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 9.

Corporate History, page 87

1.             Please expand your response to prior comment 3 to tell us in detail the nature and history of the dispute and related lawsuit and how the claims were settled.  For example, please tell us what was the basis for the “termination of Mr. Afremov’s employment” and what were the “various statutory and common law shareholder claims and similar counterclaims” that were made in the litigation. After reviewing your response, we may have further comment.

The Company respectfully advises the Staff that Mr. Afremov’s employment was terminated due to Mr. Afremov’s activities in performing work for a side business selling oriental rugs during working hours at the Company.  Mr. Afremov asserted claims under Minnesota’s Business Corporations Statute and common law claims alleging that he was improperly squeezed out of the Company because the Company was without authority to terminate his employment as he was a 50% shareholder and one of only two directors at that time.  The Company’s counterclaims were based upon Minnesota’s Business Corporations Statute and common law alleging a breach of Mr. Afremov’s duties to the Company as an employee and officer by operating the side business.  Thereafter, on July 14, 2004, the Court found under Minn. Stat. § 302A.751, Subd. 1(b)(1) that the Company was deadlocked in its decision-making between the two remaining equal owners, Messrs. Gougeon and Afremov, and ordered the parties to submit competing proposals to determine which shareholder would buy the remaining interest in the other shareholder as described on pages 88-89 of Amendment No. 9.  During the course of the litigation, the Company uncovered evidence that Mr. Afremov was using the rug business in order to conduct improper activities, including receiving kickbacks from vendors of the Company.  These allegations were brought to the attention of Federal authorities.  In July 2009, according to disclosure in the public domain, Mr. Afremov was convicted of tax fraud in connection with such kickback scheme.  The Company acknowledges that Item 101(a) of Regulation S-K requires the Company to describe the general development of the business of the Company over the past five years, but the Company believes that Mr. Afremov’s activities as they relate to the Company occurred more than five years ago and thus are not required to be disclosed by Item 101(a).  As previously described to the Staff, since 2003 Mr. Afremov’s control was limited by the receivership and he could not exercise any authority in the Company independently of the receiver from that point forward. Mr. Afremov’s ownership in the Company was redeemed in connection with the July 2005 reorganization, and the Company discloses the details of such transaction in the Registration Statement.  In addition, the Company does not believe the conviction of Mr. Afremov and the alleged kickback scheme are material to an investment decision by an investor as these activities occurred when the Company was much smaller and before it implemented necessary internal controls.  The Company notes that the internal controls of the Company have been intensely scrutinized and improved as a result of the FCPA investigation by the Department of Justice, which is fully disclosed in the Registration Statement.  For the foregoing reasons, the Company has determined it is not necessary to include such additional disclosure in Amendment No. 9.

Medtronic Litigation in the United States, page 104

2.             Regarding your response in prior comment 5:

•                  In the first paragraph on page 104, you describe the three Medronic “method and apparatus” patents in the litigation, yet in the fourth paragraph you state the claim is “likely” to be reduced by $14 million because a “method claim outside of the United States cannot infringe on a United States method patent.”  Did the jury’s decision cover only the method patents? How were the disputes regarding the apparatus patent resolved? Please clarify.

The Company respectfully advises the Staff that there were two Medtronic patents that were submitted to the jury: the ‘141 patent which is an apparatus patent and the ‘957 patent which is a method patent.  The jury found that the Company infringed one or more claims of both the ‘141 patent and the ‘957 patent.  The Company has revised the disclosure to clarify this matter. Please see page 105 of Amendment No. 9.

The Company’s expectation that the damages awarded by the jury will be reduced in light of the Cardiac Pacemakers, Inc. v. St. Jude Medical, Inc. decision is based only on the damages awarded by the jury for infringement of Medtronic’s ‘957 method patent as disclosed on pages 105-106 of Amendment No. 9.  As disclosed in the Registration Statement, the $14 million reduction was derived by applying the rate of damages established by the jury, 11% of historical sales, only with respect to the sales of AMPLATZER products outside of the United States for the period of time before the Medtronic ‘141 apparatus patent became enforceable against the Company.  Please also refer to the second paragraph of the Company’s September 22, 2009 response to Staff Comment No. 7.

•                  Please clarify why you intend to “initiate a process to establish manufacturing operations in Europe for all [your] devices that are sold in international markets” if you believe that future infringement claims would be invalidated due to the Cardiac Pacemakers decision.

The Company respectfully advises the Staff that the Company’s intention to establish manufacturing operations in Europe is not related to the Cardiac Pacemakers Inc. v. St. Jude Medical, Inc. decision.  The Cardiac Pacemakers decision only applies to method patents.  The only Medtronic method patent which the jury found that the Company infringed—the ‘957 patent—expired on May 19, 2004 and cannot be asserted against the Company after that date.  Future infringement claims of Medtronic against the Company could only be based upon Medtronic’s ‘141 apparatus patent and the manufacture or sale of the Company’s products in the United States.  The Company has revised the disclosure to clarify that the ‘957 patent expired in May 2004. See page 105 of Amendment No. 9.  The Company also believes that having a second manufacturing facility will mitigate the risks inherent in relying on only one manufacturing facility.

•                  Please tell us, with a view toward disclosure, whether you believe that the Cardiac Pacemakers decision could be interpreted in a manner that is contrary to the conclusions that you disclose.  It is unclear why you believe that it is appropriate to state that a particular result is “likely.”

The Company respectfully advises the Staff that the Company believes the Cardiac Pacemakers, Inc. v. St. Jude Medical, Inc. decision is controlling, directly applicable and contrary to the jury’s finding that the Company infringed Medtronic’s United States ‘957 method patent by the sale of the Company’s products for use outside of the United States.  The jury’s finding was based solely on the application of 35 U.S.C. § 271(f) for the supply of components that are combined in the performance of a method that was performed outside of the United States that would otherwise be an infringement if performed inside the United States.  The Cardiac Pacemakers decision specifically held that Section 271(f) does not apply to the supply of components that are combined in the performance of a method that was performed outside of the United States that would otherwise be an infringement if performed inside of the United States.  The Court in Cardiac Pacemakers very specifically held that Section 271(f) does not apply to method claims.  As explained in the Company’s September 22, 2009 response to the Staff Comment No. 7, Cardiac Pacemakers was a decision of the United States Court of Appeals for the Federal Circuit, which is the appellate court for all patent cases in the United States. As a matter of law, when a controlling new rule of law is announced that affects the parties to a litigation, the court must apply the supervening change in law retroactively to the case. The application of Section 271(f) for Medtronic’s ‘957 method patent was the only legal basis for awarding damages for sales outside of the United States for a period of time prior to when Medtronic’s ‘141 apparatus patent could be asserted against the Company.  As a result, as disclosed on page 106 of Amendment No. 9, the Company believes that the Cardiac Pacemakers decision, as a supervening change to the rule of law, is directly applicable and contrary to that portion of the jury’s verdict that awarded damages for infringement of Medtronic’s ‘957 method patent for sales of the Company’s products outside of the United States, and therefore the Company believes that this portion of the jury award is likely to be eliminated by the trial judge or an appellate court.  See also the Company’s September 22, 2009 response to Staff Comment No. 7.

Government Regulation, page 108

3.             Please expand your response to prior comment 5 to tell us whether the changes to your product will require regulatory approval.

The Company respectfully advises the Staff that the Company understands that the proposed changes to the Company’s product will not require regulatory approval.  Regulatory approval would be required if a change altered the manufacturing process or the instructions for use by physicians in a manner that would affect device performance or safety.  The change the Company is making prior to the inspection step in manufacturing involves the addition of a cold storage step before the final inspection step and does not alter the final inspection criteria in a manner that would affect device performance or safety.  The change the Company is making prior to the inspection step in the instructions for use by physicians clarified what the Company believes to be routine practice by physicians that use its devices and therefore does not affect the device performance or safety.  Since neither the change in manufacturing nor the change in instructions for use by physicians affects device performance or safety, the Company does not believe that regulatory approval will be required.

Executive Compensation, page 124

4.             We note your new disclosure in the third bullet point on page 8 that you will be issuing stock options in connection with this offering.  It is unclear why you have not discussed these stock options in your Executive Compensation disclosure.  Please revise or advise.

The Company respectfully advises the Staff that the options that will be issued in connection with this offering will be granted only to certain of the Company’s directors.  None of the Company’s named executive officers will be receiving options in connection with this offering.  Accordingly, the Company has revised the disclosure on page 124 under the “Director Compensation” section to describe the options that will be granted to its directors in connection with this offering.  In addition, the Company advises the Staff that its has revised the disclosure on pages 124-125 to describe the options that it granted to WCAS-affiliated directors in April 2009.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

cc:                                 Securities and Exchange Commission

Brian Cascio

Jeanne Bennett

AGA Medical Holdings, Inc.

John R. Barr

Ronald E. Lund, Esq.